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                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of June, 2005

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                  330 Humberline Drive Toronto, Ontario M9W 1R5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-K:

Press Release, June 17, 2005

Management's Discussion and Analysis
Three months ended April 30, 2005

Consolidated Interim Financial Statements
Three months ended April 30, 2005 and May 1, 2004

Certification of Interim Filings - Henry Schnurbach

Certification of Interim Filings - Victor D'Souza

PRESS RELEASE, JUNE 17, 2005
POLYAIR INTER PACK INC. ANNOUNCES 2005 SECOND QUARTER RESULTS AND AMENDMENT OF FINANCIAL COVENANTS.

TORONTO, June 17, 2005 - Polyair Inter Pack Inc. (TSE/AMEX: PPK) reported a net loss of $1.6 million or $0.25 per diluted share on sales of $58.1 million for the quarter ended April 30, 2005, compared with net income of $1.5 million or $0.21 per diluted share on sales of $56.4 million for the second quarter of 2004. Losses incurred in the quarter have resulted in the Company not being in compliance with its debt and interest service covenants. The Company's lenders have amended these covenants as at April 30, 2005 so that the Company is not in default, and the Company is in discussions with its lenders to extend the amendments on a going forward basis to enable the Company to remain in compliance.


--------------------------------------------------------------------------------------------------------------------
All amounts are expressed in thousands of U.S. dollars, except for number of shares outstanding and per share amounts.

                                                 3 Months Ended                           6 Months Ended
                                              April 30        May 1        %            April 30      May 1        %
                                                2005          2004       Change          2005         2004        Change
                                               ----------------------               ------------------------------------
Sales
Packaging Products                              $28,215      $25,268       12%           $57,551     $48,643        18%
Pool Products                                    29,836       31,172       (4%)           42,532      42,886        (1%)
                                                ---------------------               -------------------------
Total Sales                                      58,051       56,440        3%           100,083      91,529         9%

Earnings (loss) before Interest,                  1,008        4,477                        (805)      4,584
Taxes, Depreciation
and Amortization (EBITDA)*

Net (loss)                                      ($1,601)      $1,522                     ($4,413)       $409

Weighted average number of shares outstanding
(in milions)            - Basic                     6.5          6.1                         6.5         6.1
                        - Diluted                   7.2          7.2                         7.3         7.2

Net (loss) per share
                        - Basic                  ($0.25)       $0.24                      ($0.68)      $0.05
                        - Diluted                ($0.25)       $0.21                      ($0.68)      $0.05


* EBITDA is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that EBITDA should not be considered as an alternative to net income or loss or cash from operating activities as an indicator of the Company's performance or cash flows. EBITDA, as calculated by the Company, is net income or loss before extraordinary items, net interest expenses and other, depreciation and amortization, and income taxes. Full interim financial statements along with Management's Discussion and Analysis can be obtained from SEDAR (www.sedar.com) and the Company's web site atwww.polyair.com
--------------------------------------------------------------------------------


Commenting on the Company's position, Henry Schnurbach, President and Chief Executive Officer stated: " The accumulated losses in the pool division have resulted in the Company having had to advise its operating lender syndicate that it was not in compliance with its minimum debt and interest service covenants as at April 30, 2005. The Company has obtained an amendment of these covenants so that it is no longer in default and it is renegotiating its financial covenants for the upcoming quarters during the term of the existing loan agreement, which is due for renewal on November 1, 2005. The Company is also considering additional financing options as a means to assure the availability of capital to grow and operate its business.

The Packaging Group's revenues benefited from the growth in demand for its XPAK mailers and insulation products. Increases in selling prices that were announced to offset higher raw material costs also raised revenues and helped offset lower sales volumes in some product categories. We are pleased to note that notwithstanding a very competitive market, we are making progress in adjusting to the higher raw material and freight costs.

The Pool Division did not achieve the expected growth in sales revenues as a result of competitive pressures and excess inventories at our customer's facilities. The disappointing sales and competitive price pressures have negatively affected the division's gross margins, as we were not in a position to recover the full impact of increases in raw material prices and we did not ship sufficient product to recover our overhead burden. Management is undertaking a program of further cost reductions in all areas including product refinements, material cost reductions and a reduction in overhead costs with a view to restoring this division to profitability.

We believe that the Company's cost reduction and efficiency initiatives together with the stabilization of commodity prices will help the Company achieve improved results. The integration of the Atlantic/Jacuzzi business with our Cantar Pool Division has challenged the Company's financial resources, and management is addressing the financing of Polyair to offset the impact of the losses incurred this year and to ensure that it is adequately capitalized to achieve its business objectives"


Conference Call

The Company will host a conference call on Monday, June 20, 2005 at 4:00pm (Eastern Daylight Time) to review the operating results. Polyair invites all those interested in hearing management's discussion of the results to join the call by dialing 1-800-259-2693 in the U.S. and Canada. International participants may access the call by dialing 1-913-981-5575. A replay will be available for one week following the call by dialing 1-888-203-1112 (U.S. and Canada) or 1-719-457-0820 (International) and entering access code 4707729 when prompted.

Polyair Inter Pack Inc. (www. Polyair.com) in its Polyair Packaging and Cantar Pool Products divisions manufactures and distributes a wide range of protective packaging products and swimming pool products. These products are sold to distributors and retailers across North America. The company operates eleven manufacturing facilities, seven of which are in the US where it generates the majority of its sales. The shares are listed on both the Toronto Stock Exchange and the American Stock Exchange under the symbol "PPK".


Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc. In addition, Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.


For further information contact:
Wendy Smith
Shareholder Administrator
Phone: (416) 679-6591
Email: wsmith@polyair.com

MANAGEMENT'S DISCUSSION AND ANALYSIS - THREE MONTHS ENDED APRIL 30, 2005

Polyair Inter Pack Inc.
Three and Six months ended April 30, 2005
Management's Discussion and Analysis

This following management's discussion and analysis ("MD&A") contains a review of the financial conditions, results of operations, liquidity and capital resources of Polyair Inter Pack's (the "Company") for the three and six months ended April 30, 2005. It also provides an update on other aspects covered in detail in the 2004 annual MD&A, such as the Company's business, its development strategy, business risks that the Company faces, and critical accounting estimates. This MD&A should be read in conjunction with the Company's April 30, 2005 unaudited second quarter financial statements and the 2004 annual MD&A. The Company's unaudited, quarterly financial results for the reporting periods ended 2005 and 2004 can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States. The Company's Annual Information Form for the year ended October 31, 2004 and October 31, 2003 can also be accessed on SEDAR (www.sedar.com). This report contains information that will enable a better understanding of the Company's financial statements and should be read in conjunction with these documents.

In this document and in the Company's financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the financial statements and this MD&A are expressed in US dollars.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements are based on current expectations of management and involve risks and uncertainties that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The forward-looking statements contained herein are based on information available as of June 15, 2005. Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter any forward-looking statements contained herein.

The Company
Polyair Inter Pack Inc. ("Polyair" or the "Company") manufactures products for the protective packaging and the swimming pool industries. The Packaging Division sells its products to distributors and retailers in North America who service a wide variety of end users. The Pool Division serves leading distributors and retailers in Canada and the US and it exports, on an annual basis, approximately 14% of its products outside of North America.

The Packaging Division manufactures its products in two Canadian and seven US factories and it has continually invested in improving its manufacturing technology and expanding its capacity. Product development is focussed on meeting customer requirements and the Company's product development utilizes in-house expertise and joint ventures and licensing arrangements. Sales of packaging products fluctuate minimally during the year except prior to the Christmas season when demand for certain protective packaging products increases.

The Pool Division sells above ground pools, pumps, filters and accessories including solar covers, winter safety covers and pool liners. Prior to 2003, the Pool Division concentrated on pool accessories. In May 2003, the Company acquired the assets of Atlantic/Jacuzzi business and expanded into the manufacturing and distribution of above ground pools and pool equipment such as pumps and filters. This acquisition also expanded the Company's sales reach into the European market for above ground pools. The Pool Division's products are manufactured at two Canadian production facilities and it sources solar covers from the Packaging Division.

Additional information on the Company's sales, raw materials used in production, business strategy, product pricing and a discussion of how Management measures performance can be found in the 2004 annual MD&A. The results of operations for the second quarter and first 6 months of 2005 are reviewed below.


Second quarter and six months ended April 30, 2005 -
Review of consolidated operating results

Sales by Division

-----------------------------------------------------------------------------------------------------------
(In `000s of USD )     3 months      %      3 months       %       6 months      %      6 months      %
                         ended     Sales      ended      Sales       ended     Sales      ended     Sales
                       April 30,             May 1,                April 30,             May 1,
                          2005                 2004                   2005                 2004
                      ------------         ------------           ------------         ------------
Packaging Division       $ 28,215   49%       $ 25,268   45%         $ 57,551   58%       $ 48,643   53%
Pool Division              29,836   51%         31,172   55%           42,532   42%         42,886   47%
                      ------------         ------------           ------------         ------------
                         $ 58,051   100%      $ 56,440  100%        $ 100,083   100%      $ 91,529  100%
                      ============         ============           ============         ============
------------------------------------------------------------------------------------------------------------


Three months ended April 30, 2005
Packaging sales in the second quarter of 2005 increased by $2.9 million, or 12% over the corresponding period from 2004. A portion of this increase can be attributed to the selling price increases that were implemented in the first quarter of 2005 taking full effect in the second quarter, coupled with increased demand for the Company's Xpack and insulation product lines. Sales volumes of foam and bubble declined in the second quarter of 2005 as the Company sought to increase its selling prices and suffered some sales erosion when its competitors did not increase their prices accordingly.

Pool products shipments in the second quarter of 2005 decreased by $2.7 million, or 9% over the corresponding period from 2004. The Pool Division generated approximately 29% of its total revenues in Canada. The above mentioned decrease in sales was offset by a $1.0 million increase in revenues as a result of the increased value of the Canadian dollar resulting in a net decrease in sales of $1.3 million or 4% for the second quarter of 2005 when compared to the same period last year.

The decline in sales was experienced across all product lines, and is a result of the company losing some business when it sought to implement price increases and reduced demand from pool distributors who are still carrying inventory from the poor season last year. Sales were also reduced by $1.4 million due to the Company's decision to stop production of its splasher pools due to low margins and the sale of the automatic pool cover product line. Management believes that the 2004 inventory leftover in the distribution chain could continue to adversely impact revenues in the future months.

Six months ended April 30, 2005
Packaging sales in the first six months of 2005 increased by $8.9 million, or 18% over the corresponding period from 2004. This increase can be attributed to the effect of three selling price increases since April 2004, coupled with growing demand in the Xpack, Airspace packaging systems and foam product lines. The strengthening Canadian dollar relative to the US dollar contributed an increase of $0.8 million in sales in the first six months of 2005 compared to the same period last year.

Pool sales in the first six months of 2005 decreased by $0.4 million, or 1% over the corresponding period from 2004 primarily due to declining sales for pool equipment and accessories, for the reasons mentioned above. The strengthening Canadian dollar relative to the US dollar contributed an increase of $1.4 million in sales in the first six months of 2005 compared to the same period last year.

Geographic distribution of revenues

-----------------------------------------------------------------------------------------------------------
(In `000s of USD )    3 months      %      3 months        %       6 months      %      6 months      %
                        ended     Sales      ended       Sales       ended     Sales      ended     Sales
                      April 30,             May 1,                 April 30,             May 1,
                         2005                 2004                    2005                 2004
                     ------------         ------------            ------------         ------------
United states           $ 39,699   68%       $ 37,749   66%          $ 69,990   70%       $ 64,164   70%
Canada                    13,424   23%         12,741   23%            21,344   21%         19,918   22%
Europe                     4,928    9%          5,950   11%             8,749    9%          7,447   8%
                     ------------         ------------            ------------         ------------
Total                   $ 58,051   100%      $ 56,440  100%         $ 100,083   100%      $ 91,529  100%
                     ============         ============            ============         ============

-----------------------------------------------------------------------------------------------------------



Three months ended April 30, 2005
The increases in sales in United States in the quarter over the same period last year are primarily due to growth in the Packaging Division sales. Pool product sales in United States in the second quarter of 2005 compared to the same period last year declined by $1.1 million or 6.6%, partially due to the previously mentioned loss of customers and inventory left over in the supply chain from the previous year.

The $0.8 million increase in Canadian sales in the Pool Division in the quarter resulted primarily from the strengthening of the Canadian dollar by 8% relative to the US dollar from the previous year. The stronger Canadian dollar contributed $1.3 million to the increase in Canadian sales.

Sales outside of North America consist primarily of above ground pools, a product line and customer base the Company acquired as a result of the Atlantic/Jacuzzi asset purchase in May 2003. Sales in Europe for the second quarter of 2005 were $1.0 million or 17% lower than the corresponding period in 2004 as the Company shipped more of its export sales in the first quarter.

Six months ended April 30, 2005
The increase in sales in United States in the first six months of 2005 compared to the first six months of 2004 is primarily due to growth in the Packaging Division sales. Pool product sales in United States in the first half of 2005 compared to the same period last year declined, due to the loss of a pool equipment customer that accounted for $1.7 million of sales in the first half of 2004. In addition, distributors in the United States had higher levels of inventory on hand and therefore did not take advantage of pre-season orders in 2005.

The stronger Canadian dollar relative to the US dollar contributed an increase in Canadian sales of $2.2 million in sales in the first six months of 2005 compared to the same period last year. Offsetting this increase were lower pool sales in Canada due to the loss of a large pool customer and generally weaker demand for pool products.

Sales in Europe for the first six months of 2005 were $1.3 million or 17.5% higher than the corresponding period in 2004. The Company relocated its manufacturing facility in the fall of 2003. Start up difficulties hindered shipments in the first quarter of 2004 and resulted in these shipments being made in the second quarter. Since then the Company has improved its manufacturing and warehousing functions and in 2005 achieved a higher fulfillment rate

Gross profit

-----------------------------------------------------------------------------------------------------------
(In `000s of USD )    3 months      %      3 months        %       6 months      %      6 months      %
                        ended     Sales      ended       Sales       ended     Sales      ended     Sales
                      April 30,             May 1,                 April 30,             May 1,
                         2005                 2004                    2005                 2004
                     ------------         ------------            ------------         ------------
Gross profit*           7,823      13%      10,597        19%        12,041     12%       16,500      18%

-----------------------------------------------------------------------------------------------------------


* Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross profit should not be considered as an alternative to net income (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. Gross profit is net income (loss) before selling, general and administrative expenses, net interest expenses and other, non-controlling interest, and income taxes.

Three months ended April 30, 2005
Gross profit as a percent of sales declined to 13% in the second quarter of 2005 from 19% in the second quarter of 2004. In the Packaging Division, margins were negatively impacted in second quarter 2005 primarily by higher material costs. Polyethylene resin, a major raw material, increased by 47% from the second quarter of 2004. To mitigate this increase in raw material costs three price increases were announced in June 2004, November 2004 and January 2005.

Resin prices began to decline at the end of the second quarter and Management believes that resin prices will stabilize in the third quarter. With an increased focus on operational improvements Management believes the Packaging Division should be able to improve its gross margins.

In the Pool Division, the price of steel, a major raw material component, increased by 34% in fiscal 2004. The second quarter of 2005 is most highly affected by this cost increase as steel is the primary component in pools and approximately half of pool sales for the year are sold in the second quarter. The Pool Division was unable to pass these higher costs to customers through higher selling prices due to competitive pressures and excess inventories at our customers' facilities. In addition to the impact of higher raw material costs gross profit in the quarter was also affected by the following:

o Reduced by $0.7 million due to the strengthening Canadian dollar relative to the US dollar from the previous year, as the Company maintains significant operations in Canada but sells a significant portion of it's products in the US.

o Reduced by higher overhead costs of $1.1 million that were incurred in manufacturing in inventory in 2004 that was subsequently sold in the second quarter of 2005.

o Reduced by provisions booked totalling $0.5 million for a product recall and to write down some of its pool accessories inventory.

o    Reduced by $0.3 million due to higher customer incentives.



Six months ended April 30, 2005
Gross profit as a percent of sales declined to 12% in the first half of 2005 from 18% in the first half of 2004. As in the second quarter, Packaging Division margins were negatively impacted in 2005 primarily by the rising cost of resin, which increased by 29% during fiscal 2004 and a further 22% in the first half of 2005. The Packaging Division reacted by announcing price increases in June 2004 and November 2004, as well as in January 2005. The June price increase which took effect in the fourth quarter last year and the subsequent price increases helped partially offset these cost increases.

In 2005 the rising price of steel negatively affected gross margins in the Pool Division. The first half of the year is more significantly affected by these cost increases as approximately 70% of pools are sold in the first half of the year. This Division is seeking to raise its selling prices in order to offset the increase in material costs; however, competitive market and excess inventory leftover in the supply chain has made it difficult to increase prices. Gross profit in the Pool Division was further reduced by $1.0 million from the first 6 months of 2004 due to the strengthening Canadian dollar relative to the US dollar. Higher volume rebates in the Pool Division to some customers contributed to the reduction of $0.6 million in gross profits in the first six months of 2005 compared with the same period from last year. In an effort to improve the Pool Division's profitability, Management exited the automatic pool cover product line, and received proceeds of $0.2 million from the sale of the remaining inventory and equipment.

Selling, general and administrative expenses

-----------------------------------------------------------------------------------------------------------
(In `000s of USD )            3 months     %    3 months      %       6 months     %     6 months     %
                                ended    Sales    ended     Sales       ended    Sales    ended     Sales
                              April 30,          May 1,               April 30,           May 1,
                                 2005              2004                  2005              2004
                              ----------        ----------           ------------       -----------
Selling                         $ 5,033   9%      $ 4,820    9%          $ 9,854  10%      $ 9,065   10%
General and administrative        3,830   7%        2,876    5%            7,005   7%        6,036   7%
                              ----------        ----------           ------------       -----------
                                $ 8,863   16%     $ 7,696   14%         $ 16,859  17%     $ 15,101   17%
                              ==========        ==========           ============       ===========

-----------------------------------------------------------------------------------------------------------


Selling, general and administrative (SG&A) expenses were increased as a percentage of sales from 14% in the three-month period ended May 1, 2004 to 16% in the corresponding period in 2005. Of the overall increase in SG&A expenses of $1.2 million, $0.4 million was as a result of the stronger Canadian dollar relative to the US dollar in the quarter compared with the second quarter of 2004, as a significant portion of these costs are incurred in Canadian dollars.

In the six months ending April 30, 2005, SG&A expenses increased by $1.8 million. Half of this increase is due to the effect the stronger Canadian dollar has on SG&A costs denominated in Canadian dollars.

Net interest expenses and other, incomes taxes

--------------------------------------------------------------------------------------------------------
(In `000s of USD )                            3 months         3 months          6 months     6 months
                                               ended             ended            ended         ended
                                             April 30,          May 1,          April 30,      May 1,
                                                2005              2004             2005          2004
                                          --------------------------------------------------------------
Interest on debt                               $ 915           $ 578           $ 1,570            $ 986
Amortization of deferred                          56              52               114              104
       finacing costs
Unrealized foreign exchange loss (gain)          268            (167)              268             (203)
Non-controlling interest and other               166             (61)              192              (39)
                                          -----------      ----------        ----------       ----------
Total interest expense and other               1,405             402             2,144              848
Income taxes (recovery)                         (844)            977            (2,549)             142


Net interest expenses and other increased by $1 million in the quarter over the same quarter in 2004 and by $1.3 million in the first six months of 2005 over the first six months of 2004. Average bank indebtedness and long-term debt in the second quarter of 2005 were 21% higher than in the same quarter from 2004, resulting in a $0.3 million increase in interest expenses. In the six-month period of 2005, bank indebtedness and long-term debt were 26% higher than in the first 6 months of 2004, contributing $0.5 million to the increase in interest expense. The higher debt levels were required to finance working capital and capital expenditure requirements. In addition, higher interest rates in 2005 resulted in a small increase of $0.1 million in interest costs in the six months ended April 30, 2005 compared to last year, as the bank indebtedness and a significant portion of the long-term debt bears interest at variable rates.

The US dollar strengthened during the second quarter of 2005 relative to the first quarter of 2005, resulting in the recognition of unrealized foreign exchange losses on inter-company loan balances.

Included in Net Interest expense and other is the amortization of deferred financing costs. These financing costs are associated with the Company's operating lending agreement, which comes due for renewal in November 2005.




Net income (loss) and earnings per share

-----------------------------------------------------------------------------------------------------------
(In `000s of USD )                               3 months         3 months        6 months      6 months
                                                   ended           ended            ended         ended
                                                 April 30,         May 1,         April 30,      May 1,
                                                    2005            2004             2005          2004
                                              -------------------------------------------------------------
Net (loss)/Income                                $ (1,601)        $ 1,522         $ (4,413)          $ 409
Convertible note charge                               (10)            (52)             (49)            (97)
                                              ------------    ------------     ------------    ------------
Loss available to common shareholders            $ (1,611)        $ 1,470         $ (4,462)          $ 312

Weighted average number of common
  shares outstanding
           Basic                                6,532,785       6,137,928        6,526,107       6,121,140
           Diluted                              7,189,218       7,180,568        7,254,286       7,170,510
Net (loss)/Income per share
           Basic                                  $ (0.25)         $ 0.24          $ (0.68)         $ 0.05
           Diluted                                $ (0.25)         $ 0.21          $ (0.68)         $ 0.05
-----------------------------------------------------------------------------------------------------------



Net loss in the second quarter of 2005 was $1.6 million compared with income of $1.5 million in the second quarter of 2004. The higher loss stemmed from the reduction of $2.8 million in gross profit, coupled with higher selling, general and administrative expenses of $1.2 million, and higher interest and other expenses of $1.0 million, as discussed in the sections above. These were offset with an income tax recovery of $0.8 million compared with tax expense of $1.0 million in the second quarter of 2004.

In the first six months of 2005, net loss amounted to $4.4 million, compared with net income of $0.4 million in the corresponding period from 2004. The higher loss resulted from a reduction of $4.4 million in gross profit, higher selling, general and administrative expenses of $1.8 million, and higher interest and other expenses of $1.3 million. These were partially offset with an income tax recovery of $2.5 million in the first 6 months of 2005.

Common shares outstanding increased in the second quarter of 2005 over the first quarter of 2004 primarily as a result of employees exercising stock options in the twelve months ended April 30, 2005. In the three months ended April 30, 2005, 314,000 options were exercised for proceeds of $1.5 million.

Summary of quarterly results for Second quarter 2005, fiscal years 2004 and 2003

-----------------------------------------------------------------------------------------------------------------------------------
(In 000's USD)
                                  2005 *                                  2004*                                   2003*
                            ------------------------    ------------------------------------------------   -----------------------
                              Q2            Q1            Q4           Q3          Q2           Q1           Q4           Q3
                            ------------------------    ------------------------------------------------   -----------------------
Sales
       Pool products          $ 28,215     $ 12,696      $ 14,413     $ 29,771    $ 31,172     $ 11,714     $ 12,647      $27,519
       Packaging products       29,836       29,336        28,941       27,002      25,268       23,375       24,953       21,550
                            ------------------------    ------------------------------------------------   -----------------------

Total sales                     58,051       42,032        43,354       56,773      56,440       35,089       37,600       49,069
(Loss) income before taxes
  and extraordinary             (2,445)      (4,517)       (2,846)       1,251       2,499       (1,948)       2,186        3,137
                            ------------------------    ------------------------------------------------   -----------------------

Net (loss) income             $ (1,601)    $ (2,812)     $ (1,138)       $ 672     $ 1,522     $ (1,113)     $ 1,513      $ 1,827
                            ========================    ================================================   =======================

Net (loss) income per share
       Basic                   $ (0.25)     $ (0.44)      $ (0.19)      $ 0.10      $ 0.24      $ (0.19)      $ 0.24       $ 0.30
       Diluted                 $ (0.25)     $ (0.44)      $ (0.19)      $ 0.09      $ 0.21      $ (0.19)      $ 0.19       $ 0.25
                            ------------------------    --------------------------------------------------------------------------


* The reader is referred to the Company's 2004 MD&A and to the interim MD&A from the first quarter of 2005 for a review of quarterly earnings.

Related party transactions

During the quarter the Company paid $42 thousand under a consulting agreement that expires on July 1, 2009 to a company in which a director and significant shareholder has an interest.

The Company's 2004 annual MD&A contains a description of all related party transactions that occurred during the year. Other than the consulting fees described above there were no further developments on the related party transactions as described in the 2004 MD&A.

Liquidity and capital resources

(In '000s USD)
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOW                                                3 months ended    3 months ended    6 months ended  6 months ended
                                                         April 30, 2005      May 1, 2004     April 30, 2005    May 1, 2004
                                                         -------------   -------------       -------------   -------------
Cash flow from operations before changes                    $      19       $   3,070           $    (925)      $   3,555
in non-cash operating working capital
Changes in non-cash working capital                           (24,266)        (20,991)            (31,763)        (27,245)
                                                         -------------   -------------       -------------   -------------

Cash flow from operating activities                            (24,247)        (17,921)            (32,688)        (23,690)
Net acquisitions of property, plant and equipment              (1,790)         (1,770)             (4,002)           (4,441)
                                                         -------------   -------------       -------------   -------------

Available cash flow *                                       $ (26,037)      $ (19,691)          $ (36,690)      $ (28,131)
-----------------------------------------------------------------------------------------------------------------------------


* Available cash flow is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Available cash flow should not be considered as an alternative to cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating Available cash flow may differ from other companies and may not be comparable to measures used by other companies. Available cash flow is cash flow from operating activities less acquisitions of property, plant and equipment.

Three months ended April 30, 2005
The Company used $24.2 million of cash in operations in the second quarter of 2005 compared with $17.9 million in the corresponding period of 2004. The net loss in the quarter coupled with an increase in receivable and decreases in accounts payable and accrual liabilities balances of approximately $18.4 million and $6.0 million, respectively, were the principal applications of cash in operations. The increase in accounts receivable was predominately in the Pool Division, as the Company offers extended payment terms to its North American customers who purchase products in the winter months in preparation for the peak pool season.

Days sales in accounts receivable in the second quarter declined to 75 days from 81 days in the second quarter of 2004. This positive change is due to fewer extended payments to the Pool Division's North American customers who purchase products in the winter months in preparation for the peak pool season and an increased focus on collecting past due amounts. The higher ratio of European sales in the first quarter compared to 2004 also contributed to the faster collection period, as typically European sales are not entitled to extended credit terms.

Inventory in the second quarter of 2005 decreased by $0.7 million during the quarter from the first quarter of 2005 as a result of an initiative in 2005 to reduce inventory levels in the Pool Division.

In the quarter, the Company invested $1.8 million in purchases of property, plant and equipment of which $1.7 million was in the Packaging Division primarily for an expansion of production capacity in the Toronto facility and for the Airspace equipment.

Six months ended April 30, 2005
The Company used $32.7 million of cash in operations in the first half of 2005 compared with $23.7 million in the corresponding period of 2004. The Company's lower level of profitability, an increase in receivable and inventories, coupled with a decrease in accounts payable and accrued liabilities, were the principal reasons for the use of cash in operations. The increases in accounts receivable and inventories were due to the reasons outlined above.

In the first 6 months of 2005, the Company invested $4.0 million in new equipment, of which $3.5 million was in the Packaging Division primarily for an expansion of production capacity in the Toronto facility and for Airspace equipment. In the corresponding period of 2004, $4.4 million was invested of which $1.6 million was invested in the Pool Division in the relocation and expansion of the Toronto manufacturing and warehousing facility.

The Company raised $1.7 million fixed rate equipment financing in the first quarter of 2005 to finance the construction of a production line for its Toronto facility. Employees exercising stock option in the second quarter of 2005 contributed an additional $1.5 million in cash. These cash in-flows were offset by repayments of long-term debt of $3.0 million and $1.0 million, respectively in the first and second quarters of 2005. The repayments in the second quarter of 2005 included the repayment of the $2.0 million Industrial Revenue Bond.

(In '000s USD)

------------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION                                                                 As at               As at                As at
                                                                           April 30, 2005       May 1, 2004       October 31, 2004
                                                                        ------------------------------------------------------------
Amount drawn on operating credit facilities                                 $ 54,109             $40,733             $ 18,673
Undrawn amount of operating credit facilities
    (excluding amounts used to support letters of credit)                      5,891              19,267               16,327
Net increase (decrease) in long term debt in the period                       (2,256)                  100              4,099

Net funded debt*                                                              76,690              61,329               43,880
Shareholders equity                                                         $ 33,667             $33,403             $ 37,457
Net funded debt to shareholders equity                                           2.3                 1.8                  1.2
------------------------------------------------------------------------------------------------------------------------------------


* Net funded debt is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Net funded debt should not be considered as an alternative to Long-term debt. The Company's method for calculating Net funded debt may differ from other companies and may not be comparable to measures used by other companies. Net funded debt is comprised of bank indebtedness, current and long term portions of Long-term debt, and liability portion of the convertible note.


Bank indebtedness consists of a revolving, working capital credit facility that provides the Company with a maximum of $60 million for working capital. This limit fluctuates seasonally and is determined periodically based on eligible accounts receivable and inventory. The limit at April 30, 2005 was $60 million.

In January 2005, the Company amended the operating credit agreement to include an additional $5 million working capital line secured on the Company's assets and by a first charge on one of its production facilities. This increase is subject to the maximum credit availability specified in the original banking agreement. The $5 million bears interest at a rate of US prime or LIBOR plus 2.75% at the option of the Company for borrowings in US dollars, and Canadian prime plus 0.5% for borrowings in Canadian dollars. The $5 million increase in debt capacity declines progressively and expires on July 31, 2005.

Combined borrowing under these bank facilities increased to $54 million as the company used its operating line to fund the uses of cash outlined above. The Company posts letters of credit to support payment obligations such as finished goods imports from the Far East, bond maturities and rent. These letters of credit are not included under the Company's borrowings but do reduce the bank line availability. At April 30, 2005, the Company's line of credit was reduced by $4.2 million of letters of credit outstanding; $2.9 million of this amount was in support of Industrial Revenue Bonds issued by the Company ($5.6 million and $4.9 million at October 31, 2004 respectively, and $8.1 million and $5 million at May 1, 2004, respectively). In 2005, in addition to its working capital requirements, the Company requires funding to pay for capital expenditures and to service its debt obligations. A portion of this cash is provided by term debt that the Company borrows. The combination of bank borrowings and the amount reserved for letters of credit resulted in nearly full utilization of the line. The Company expects that collection of the pool receivables with extended terms along with a reduction of inventories in its third quarter should increase availability under its banking facilities.

Polyair's existing operating loan agreements contain covenants that require the Company to meet leverage and debt service tests. The Company advised its operating lender syndicate that it was not in compliance with its minimum interest and debt service covenants as at April 30, 2005. In addition, the Company anticipates that it may not be in compliance with some of the financial covenants in the upcoming quarters. The Company has received an amendment of the covenants as of April 30, 2005, and is seeking to renegotiate its financial covenants for the upcoming quarters during the term of the existing loan agreement, which is due for renewal on November 1, 2005. Under the terms of the lending agreement, violation of these financial covenants constitutes an event of default, which enables the lenders to demand repayment on the bank indebtedness and term loans as well as take possession of the collateral security, as described in the 2004 Annual Consolidated Financial Statements. In the absence of an amendment of the financial covenants on a go forward basis, the Company has reclassified the bank term loans to current liabilities.

The Company is also considering additional financing options as a means to allow it sufficient capital to continue to operate and grow its business. There is no assurance that the Company will be successful in obtaining an amendment, in negotiating revised covenants or in raising additional capital.

Share Data

The following table sets forth the outstanding Share Data for the Company as at June 8, 2005:

     a) Authorized:

(i) 598,802 Series A preference shares, non-voting, cumulative, bearing the dividend at an annual rate of $0.501 per share, redeemable and convertible into an equivalent number of common shares.

(ii) $5 million unsecured convertible note, bearing interest of 6% per annum, maturing March 31, 2009. This note is convertible by the holder, at any time after March 31, 2004 (or upon commencement of a takeover bid), into 598,802 common shares at a price of $8.35 per share. The Company may prepay the note, at any time after March 31, 2006, in cash or by issuance of 598,802 Series A preference shares.

(iii) Unlimited common shares


(iv) 1,440,000 stock options

     b) Issued:

              6,763,150 Common Shares

              324,300 Stock options


Financial Instruments
The Company employs financial instruments and currency hedging techniques in managing the cash flow impact of its exposure to exchange rate fluctuations, primarily through the use of future contracts. The Company's general strategy is to hedge a portion of its net currency exposures, and only to the extent such exposures can be forecast with reasonable certainty. The Company does not undertake hedging activities for speculative purposes. The Company estimates that each $0.01 appreciation in the value of the Canadian dollar relative to the US dollar would decrease the Company's income before tax by approximately $0.2 million. As at April 30, 2005 the Company was committed under future contracts for the following:

o Contracts for the sale of $2 million US dollars at a weighed average price of $1.227 Canadian dollars, maturing June 5, 2005.

o Contracts for the sale of $0.3 million US dollars for a price of $1.245 Canadian dollars, maturing September 5, 2005.

As a result of a weaker US dollar at April 30, 2005, the Company recorded losses of $22 thousand and $33 thousand respectively to reflect the lower market values of these contracts.

Critical accounting estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates. Significant accounting estimates and assumptions are discussed in detail in the 2004 annual MD&A. In the Pool Division the Company utilizes a standard costing system. Standard costs are updated at the beginning of the year and compared to the actual costs of production at the end of each month. In determining whether to amortize variances that arise from this comparison to the cost of goods sold as a reflection of the production cycle, or to treat them as a period expense, Management makes certain assumptions about the annualized volume of production and compares these volumes to the capacity levels at the plant to determine if inefficiencies exist in the production process. Variances that arise as a result of excess capacity in the plant or production inefficiencies are expensed. Variances that arise as a result of the production cycle are capitalized to inventory and amortized to cost of sales as the inventory is sold. The Company has been using this practice in all of its reporting subsequent to the acquisition of the Atlantic/Jacuzzi business but had not described this estimate in its 2004 MD&A.

Recently issued accounting pronouncements
No new accounting pronouncements were issued in the second quarter of 2005 that would materially impact the results of operations or financial position of the Company if implemented.

Risks and uncertainties
Polyair Inter Pack's business is subject to a number of broad risks and uncertainties, as well as some risks that are unique to the sectors it operates in. These risks and uncertainties are discussed in the company's 2004 annual MD&A.

Intellectual property
The Company sells certain of its pool products under a trademark that it uses under a license agreement. This license expires in September 2006 and the Company is pursuing several alternatives in anticipation of the expiry of this license. The inability to establish an alternative product trademark could result in reduced pool equipment sales.

Financial risk
Due to losses incurred in 2005 the Company anticipates it will need to have covenants in its loan agreement amended and that it will need to raise additional capital in the coming months to allow it to continue its capital expenditures, debt repayments and provide working capital. The Company is exploring several options in this regard however there is no assurance that the Company will be successful in raising this additional capital.

Outlook
In its Packaging Division, the Company is anticipating increased revenues and higher gross profits for the remainder of the year as it continues to experience increased demand for some its products. In addition, the price increases that were implemented in the first quarter of 2005 to offset increasing raw material costs should contribute to improved margins in the remainder of the year on the basis that resin costs do not continue to increase.

In its Pool Division, Management anticipates revenues in the second half of 2005 to be lower than those experienced in the second half of 2004. Management expects operating losses in the Pool Division for the second half of 2005. The Company has and will continue to undertake operational initiatives to reduce operating expenses and Management anticipates the Pool Division should show improved results in 2006.

Management believes that cost reduction and efficiency initiatives underway in the company along with the stabilization of commodity prices will result in improved results. The integration of the Atlantic/Jacuzzi business with our Cantar pool division has challenged the Company's financial resources and management is addressing the financing of Polyair to offset the impact of the losses incurred this year and to ensure that it is adequately capitalized to achieve its business objectives.

                      Consolidated Interim Financial Statements

                      POLYAIR INTER PACK INC.

                      Three and six months ended April 30, 2005 and May 1, 2004

                      Unaudited
polyair inter pack inc.
Consolidated Interim Balance Sheets
(In thousands of U.S. dollars)

Unaudited
---------------------------------------------------------------------------------------------------------------------------
                                                                               As at              As at              As at
                                                                           April 30,       October 30,                May 1,
                                                                                2005               2004               2004
---------------------------------------------------------------------------------------------------------------------------
Current Assets:
       Cash                                                                     $ 590            $ 2,286             $ 443
       Net accounts receivables                                                47,726             25,063            50,112
       Due from joint venture                                                     743                711               877
       Inventory                                                               44,139             42,177            38,548
       Prepaid expenses and other                                               3,269              2,649             4,512
       Income taxes receivable                                                  4,618              2,204               147
       Future income tax                                                        1,215              1,576             1,481
---------------------------------------------------------------------------------------------------------------------------
                                                                              102,300             76,666            96,120

Property, plant and equipment, net                                             42,076             42,696            38,591

Future income tax                                                               1,749              1,280             1,352

Intangible and other assets, net                                                1,490              1,529             1,703
---------------------------------------------------------------------------------------------------------------------------

                                                                            $ 147,615          $ 122,171         $ 137,766
===========================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Bank indebtedness                                                     $ 54,109           $ 18,673          $ 40,733
       Accounts payable and accrued liabilities                                31,545             35,044            37,822
       Income taxes payable                                                     1,087                936               798
       Future income tax                                                            -                  -                47
       Current portion of long-term debt                                       13,639              5,893             5,627
---------------------------------------------------------------------------------------------------------------------------
                                                                              100,380             60,546            85,027

Long-term debt                                                                  7,962             18,232            13,825
Other long-term liabilities                                                         -                  -               766
Convertible note                                                                  980              1,082             1,144
Future income tax                                                               4,626              4,854             3,601

Shareholders' equity:
       Convertible note                                                         4,157              4,081             3,926
       Capital stock                                                           13,009             11,513            10,013
       Contributed surplus                                                        100                 83                 -
       Retained earnings                                                       14,186             18,648            19,181
       Cummulative translation account                                          2,215              3,132               283
---------------------------------------------------------------------------------------------------------------------------
                                                                               33,667             37,457            33,403
---------------------------------------------------------------------------------------------------------------------------
                                                                            $ 147,615          $ 122,171         $ 137,766
===========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Statements of Income and Retained Earnings
(In thousands of U.S. dollars, except per share amounts)
Three and six months ended April 30, 2005 and May 1, 2004

Unaudited
-----------------------------------------------------------------------------------------------------------------------------------
                                                             3 MONTHS ENDED                          6 MONTHS ENDED
                                                                April 30,           May 1,              April 30,           May 1,
                                                                     2005             2004                   2005             2004
-----------------------------------------------------------------------------------------------------------------------------------
Sales                                                            $ 58,051         $ 56,440              $ 100,083         $ 91,529
Cost of sales                                                      50,228           45,843                 88,042           75,029
-----------------------------------------------------------------------------------------------------------------------------------

Gross profit                                                        7,823           10,597                 12,041           16,500
Selling, general and administrative expenses                        8,863            7,696                 16,859           15,101
Net interest expense and other                                      1,405              402                  2,144              848
-----------------------------------------------------------------------------------------------------------------------------------

(Loss)/Income before income taxes                                  (2,445)           2,499                 (6,962)             551

Income taxes (recovery):
      Current                                                        (399)             977                 (2,007)             142
      Future                                                         (445)               -                   (542)               -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     (844)             977                 (2,549)             142
-----------------------------------------------------------------------------------------------------------------------------------

Net (loss) / Income for the period                                 (1,601)           1,522                 (4,413)             409

Retained earnings, beginning of period                           $ 15,797         $ 17,711               $ 18,648         $ 18,869

Convertible note charge                                               (10)             (52)                   (49)             (97)

-----------------------------------------------------------------------------------------------------------------------------------

Retained earnings, end of period                                 $ 14,186         $ 19,181               $ 14,186         $ 19,181
===================================================================================================================================


Net (loss)/Income per share
            Basic                                                 $ (0.25)          $ 0.24                $ (0.68)          $ 0.05
            Diluted                                               $ (0.25)          $ 0.21                $ (0.68)          $ 0.05

===================================================================================================================================

Weighted average number of shares outstanding
            Basic                                               6,532,785        6,137,928              6,526,107        6,121,140
            Diluted                                             7,189,218        7,180,568              7,254,286        7,170,510
===================================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements

POLYAIR INTER PACK INC.
Consolidated Interim Statements of Cash Flows
(In thousands of U.S. dollars)
Three and six months ended April 30, 2005 and May 1, 2004

Unaudited
---------------------------------------------------------------------------------------------------------------------------------
                                                            3 MONTHS ENDED                        6 MONTHS ENDED
                                                              April 30,             May 1,           April 30,            May 1,
                                                                   2005               2004                2005              2004
---------------------------------------------------------------------------------------------------------------------------------
Operating activities
   Net (loss)/income                                           $ (1,601)           $ 1,522            $ (4,413)            $ 409
   Items which do not involve cash:
       Depreciation and amortization                              2,048              1,576               4,013             3,185
       Stock based compensation                                      17                  -                  17                 -
       Future income taxes                                         (445)                 -                (542)                -
       Other                                                          -                (28)                  -               (39)
   ------------------------------------------------------------------------------------------------------------------------------
                                                                     19              3,070                (925)            3,555
   Change in non-cash operating working capital:
       Accounts receivable                                      (18,355)           (25,331)            (23,313)          (26,952)
       Inventory                                                    665             (1,995)             (2,977)           (9,649)
       Prepaid expenses and other                                   (19)            (1,005)               (693)           (2,461)
       Accounts payable and accrual liabilities                  (5,954)             7,095              (2,441)           12,976
       Income taxes payable/receivable                             (603)               245              (2,339)           (1,159)
   ------------------------------------------------------------------------------------------------------------------------------
                                                                (24,247)           (17,921)            (32,688)          (23,690)
Investing activities
   Purchase and deposits on building and equipment               (1,790)            (1,770)             (4,002)           (4,441)
   Proceeds from sale of equipment                                   49                  -                  49                 -
   Due to (from) joint ventures                                      96                 89                   3               (87)
   Other                                                            (39)              (122)               (130)             (117)
   ------------------------------------------------------------------------------------------------------------------------------
                                                                 (1,684)            (1,803)             (4,080)           (4,645)
Financing activities
   Increase in long-term debt                                         -                  -               1,741             2,732
   Repayment of long-term debt                                   (2,988)            (1,871)             (3,997)           (2,632)
   Increase in bank indebtedness                                 27,624             20,607              35,755            28,410
   Stock options exercised                                        1,540                 72               1,543                77
   ------------------------------------------------------------------------------------------------------------------------------
                                                                 26,176             18,808              35,042            28,587

Effect of currency translation on cash balances                    (329)              (598)                 30              (697)
---------------------------------------------------------------------------------------------------------------------------------

(Decrease) in cash                                                  (84)            (1,514)             (1,696)             (445)
Cash, beginning of period                                           674              1,957               2,286               888
---------------------------------------------------------------------------------------------------------------------------------
Cash, end of period                                               $ 590              $ 443               $ 590             $ 443
=================================================================================================================================

Supplemental cash flow information:
   Interest paid                                                  $ 932              $ 742             $ 1,645           $ 1,191
   Net income taxes paid                                          $ 143              $ 799               $ 291           $ 1,344

The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Notes to Consolidated Interim Financial Statements
(In thousands of U.S. dollars, except where noted)
Three and six months ended April 30, 2005 and May 1, 2004

Unaudited
-------------------------------------------------------------------------------

1.   Basis of presentation:

     At the end of the second quarter the Company was in violation of certain financial covenants in its agreement with its principal lenders and anticipates that there may be violations of these covenants in the future. The Company has obtained an amendment of the covenants as of April 30, 2005, and is seeking to renegotiate its financial covenants for the remaining term of the existing Loan and Security Agreement, which is due for renewal on November 1, 2005. Under the terms of the Company's lending agreements, violation of these financial covenants constitutes an event of default, which enables the lenders to demand repayment on the bank indebtedness, trigger cross default of the term loans thereby allowing the lenders to demand repayment of these loans, as well as take possession of the collateral security, as described in the 2004 Annual Consolidated Financial Statements.

     These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to meet its financial covenant tests or re-negotiate or refinance its' debt, and generate positive cash flows from operations. The achievement of these assumptions is dependent upon the continued support of the Company's lenders, increased profitability of the Company's pool and packaging segments, which is sensitive to the volume and price of pool and packaging products sold, the cost of steel (a significant component in the pool business) and resin (a significant component in the packaging business). These factors are, in turn, very sensitive to the weather patterns expected in North America, and world steel and resin prices. If these assumptions are not met, the Company may not be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumption is not appropriate for these consolidated financial statements, adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

2.   Significant accounting policies:

     These Consolidated Interim Financial Statements do not contain all disclosures required by Canadian general accepted accounting principles "GAAP" and therefore, should be read in conjunction with the Company's Consolidated Interim Financial Statements for the year ended October 31, 2004. These financial statements have been prepared in accordance with Canadian GAAP using the same accounting policies as were applied in the Consolidated Financial Statements for the year ended October 31, 2004.


3.   Seasonality of Operations:

     Due to the seasonal nature of the pool products business, the earnings for the three and six months ended April 30, 2005 and May 1, 2004 are not indicative of the earnings for other quarters. Sales in the Pool Division are substantially higher in the second and third quarters, primarily due to buying patterns for the summer.

4.   Segmented information:

     The Company manufactures and markets packaging and pool products. The Company operates principally in the United States, Canada and Europe.

       By geographic region:

       --------------------------------------------------------------------------------------------------------------------
                                                          3 MONTHS ENDED                     6 MONTHS ENDED
                                                      April 30,           May 1,         April 30,           May 1,
                                                          2005             2004              2005             2004
--------------------------------------------------------------------------------------------------------------------
Sales:
       United States                                    $39,699          $37,749          $ 69,990          $64,164
       Canada                                            13,424           12,741            21,344           19,918
       Europe                                             4,928            5,950             8,749            7,447

--------------------------------------------------------------------------------------------------------------------
                                                        $58,051          $56,440         $ 100,083          $91,529
--------------------------------------------------------------------------------------------------------------------


                                                                                                  AS AT
                                                                                        April 30,           May 1,
                                                                                             2005             2004
-------------------------------------------------------------------------------------------------------------------
Property, equipment and goodwill
       United States                                                                      $22,190          $24,769
       Canada                                                                              20,775           14,664

-------------------------------------------------------------------------------------------------------------------
                                                                                          $42,965          $39,433
-------------------------------------------------------------------------------------------------------------------


4.     Segmented information (continued):


       By operating segment:
                                                           3 MONTHS ENDED                     6 MONTHS ENDED
                                                      April 30,           May 1,         April 30,           May 1,
                                                        2005              2004             2005               2004
--------------------------------------------------------------------------------------------------------------------
Sales:
       Packaging products                               $28,215          $25,268          $ 57,551          $48,643
       Pool products                                     29,836           31,172            42,532           42,886

--------------------------------------------------------------------------------------------------------------------
                                                        $58,051          $56,440          $100,083          $91,529
--------------------------------------------------------------------------------------------------------------------

Depreciation and amortization:
       Packaging products                               $ 1,891          $ 1,359           $ 3,687          $ 2,795
       Pool products                                        157              217               326              390
--------------------------------------------------------------------------------------------------------------------
                                                        $ 2,048          $ 1,576           $ 4,013          $ 3,185
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------

Net (loss)/Income before net interest expense
     and other, and income taxes
        Packaging products                                $ 691          $ 1,819             $ 424          $ 3,143
        Pool products                                    (1,731)           1,082            (5,242)          (1,744)

--------------------------------------------------------------------------------------------------------------------
                                                        $(1,040)         $ 2,901           $(4,818)         $ 1,399
--------------------------------------------------------------------------------------------------------------------

Capital expenditures:
        Packaging products                              $ 1,740          $ 1,502           $ 3,482          $ 2,831
        Pool products                                        50              268               520            1,610

--------------------------------------------------------------------------------------------------------------------
                                                        $ 1,790          $ 1,770           $ 4,002          $ 4,441
--------------------------------------------------------------------------------------------------------------------


                                                                                                     AS AT
                                                                                         April 30,            May 1,
                                                                                              2005              2004
---------------------------------------------------------------------------------------------------------------------
Total assets:
        Packaging products                                                                $ 79,656          $ 62,475
        Pool products                                                                       67,959            75,291

---------------------------------------------------------------------------------------------------------------------
                                                                                         $ 147,615         $ 137,766
---------------------------------------------------------------------------------------------------------------------


5.     Related party transactions:

       During the quarter, under a consulting agreement that expires on July 1, 2009, the company paid $42 to a company in which a director and significant shareholder has an interest.


6.      Long-term debt:

---------------------------------------------------------------------------------------------------------------------
                                                                                             As at           As at
                                                                                            April 30,     October 30,
                                                                                              2005            2004
--------------------------------------------------------------------------------------------------------------------
Canadian dollar equipment loans repayable by monthly blended principal and interest payments, bearing interest at rates ranging from 6.95% to 7.65%, maturing at various dates ranging from
August 2007 to February 2010.                                                                $ 5,134        $ 4,031

Canadian dollar bank loan repayable by monthly principal payments, bearing interest at Canadian bank prime plus 1%, maturing on
October 2011.                                                                                  1,901          2,122

US dollar equipment loans repayable by monthly blended principal payments, bearing interest at LIBOR plus 3.15%. Maturing at various dates ranging from
February 2009 to July 2009.                                                                    2,126          2,558

US dollar bank loans repayble by monthly principal payments, bearing interest at
U.S. prime plus 0.5%, or LIBOR plus 3% at the option of the Company,
maturing at various dates ranging from October 2011 to May 2014.                               9,204          9,801

US dollar municipal equipment loans repayable by monthly blended principal and interest payments, bearing interest at fixed rate 3%, maturing at various
dates ranging from November 2005 to May 2007.                                                    743          1,055

US dollar Industrial Revenue Bonds repayable in fixed annual payments,
bearing interest at 6.5% per annum, maturing April 1, 2005.                                        -          2,000

US dollar Industrial Revenue Bonds, repayable by quarterly sinking fund installments, bearing interest at a floating rate, based on the rates prevalent for the highest rated short-term, U.S. federal tax-exempt obligations,
maturing June 1, 2016.                                                                         2,493          2,558
                                                                                       -----------------------------

                                                                                              21,601         24,125
Less: Current portion                                                                         13,639          5,893
                                                                                       -----------------------------
                                                                                             $ 7,962       $ 18,232



7.   Comparative figures:

     The 2004 Consolidated Interim Financial Statements have been reclassified from statements previously presented to conform to the presentation of the 2005 Consolidated Interim Financial Statements.

                                 Form 52-901FT2

                        Certification of Interim Filings
                             POLYAIR INTER PACK INC.

I, Henry Schnurbach, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of POLYAIR INTER PACK INC. for the interim period ended April 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.



DATED: June 14, 2005.

"Henry Schnurbach"

Henry Schnurbach
President
Polyair Inter Pack Inc.

                                 Form 52-109FT2

                        Certification of Interim Filings
                             POLYAIR INTER PACK INC.

I, Victor D'Souza, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of POLYAIR INTER PACK INC. for the interim period ended April 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.



DATED: June 14, 2005.

"Victor D'Souza"

Victor D'Souza
Chief Financial Officer
Polyair Inter Pack Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: June 21, 2005                     By:/s/VICTOR D'SOUZA
                                        Victor D'Souza, Chief Financial Officer